UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nuveen New York AMT-Free Quality Municipal Income Fund

(Name of Issuer)

Common Shares

(Title of Class of Securities)

670656107

(CUSIP Number)

Daniel L. Lippincott, President and Chief Investment Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail

Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
BakerHostetler
45 Rockfeller Plaza
New York, New York 10111
(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670656107	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON Karpus Management Inc. d/b/a Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,046,138.785 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 20,391,138.785 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,391,138.785 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.37%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 670656107	13D	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 84,450 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 84,450 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,450 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 670656107	13D	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON STEVEN C. WEITZ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 670656107	13D	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON TAYLOR GETTINGER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 670656107	13D	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON MAT SMALL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 670656107	13D	Page 7 of 11 Pages

 EXPLANATORY NOTE

This Amendment No. 4 (“Amendment”) amends and supplements the statement on Schedule 13D filed by Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”), on November 7, 2023, as amended by Amendment No. 1 filed on December 26, 2023, by Amendment No. 2 filed on January 8, 2024, and by Amendment No. 3 filed on March 1, 2024 (collectively, the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”), relating to the shares of Common Stock of Nuveen New York AMT-Free Quality Municipal Income Fund ("Shares"), a Massachusetts corporation (the “Issuer”). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i).	Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The shares to which this filing relates are owned directly by the Accounts managed by Karpus;

(ii).	Karpus Investment Management Profit Sharing Plan Fund B-Conservative Bond Fund (“Karpus Fund”);
(iii).	Steven C. Weitz;
(iv).	Taylor Gettinger; and
(v).	Mat Small.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the knowledge Karpus, except as otherwise disclosed on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The address of the principal office of Karpus and Karpus Fund is 183 Sully's Trail, Pittsford, New York 14534. The address of the principal office of Mr. Weitz is 900 S.E. 3rd Ave., Suite 204, Fort Lauderdale, FL 33316. The address of the principal office of Mr. Gettinger is 10 East 53rd Street, 35th Floor, New York, NY 10022. The principal office of Mr. Small is 815 Starvegut Lane, Kennett Square, PA 19348.
(c)	The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trust, and others. The principal business of Karpus Fund is investing in securities. The principal occupation of Mr. Weitz is partner at a law firm. The principal occupation of Mr. Gettinger is Managing Director in the financial services industry. The principal occupation of Mr. Small is Managing Partner in the financial services industry.
(d)	Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Neither Karpus, nor to the knowledge of Karpus, any person listed on Schedule A has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Karpus and Karpus Fund are each organized under the laws of the State of New York. Mr. Weitz, Mr. Gettinger and Mr. Small are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

Karpus an independent registered investment advisor, has accumulated 20,391,138.785 Shares on behalf of accounts managed by Karpus (the “Accounts”) under limited powers of attorney. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 20,391,138.785 Shares beneficially owned by Karpus is approximately $219,865,558.67, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

The aggregate purchase price of the 84,450 Shares held by Karpus Fund is approximately $847,568.40, excluding brokerage commissions.

CUSIP No. 670656107	13D	Page 8 of 11 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 19, 2024, Karpus delivered a letter (the “Proposal Letter”) to the Secretary of the Issuer to (i) nominate three persons for election to the board of directors of the Issuer at the 2024 Annual Meeting of Shareholders, and (ii) present one additional proposal for consideration by the Issuer’s Shareholders.

The nominee’s submitted are Steven Weitz, Taylor Gettinger and Mat Small.

The proposal is as follows:

1.	BE IT RESOLVED, that the Investment Advisory Agreement between Nuveen New York AMT-Free Quality Municipal Income Fund and Nuveen Fund Advisors, LLC shall be terminated.

Item 5.	Interest in Securities of the Issuer.

Item 5(A)-(c) are hereby amended to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 87,235,304 Shares outstanding, which is the total number of Shares outstanding as of August 31, 2023 on Form N-CSR filed by the Issuer for the for the semi-annual period ended August 31, 2023.

A.	Karpus

(a)	As of the close of business on April 17, 2024 Karpus beneficially owned an aggregate of 20,391,138.785 Shares.

Percentage:      23.37%

(b)	1. Sole power to vote or direct vote: 20,046,138.785
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,391,138.785
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts since the amended Schedule 13D filing on March 1, 2024 are set forth on Schedule B and incorporated herein for reference.

B.	Karpus Fund

(a)	As of the close of business on April 17, 2024 Karpus Fund beneficially owned an aggregate of Shares.

Percentage:      Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 84,450
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 84,450

(c)	Karpus Fund has not entered into any transactions in the Shares in the past 60 days.

C.	Mr. Weitz, Mr. Gettinger and Mr. Small

(a)	As of the close of business on April 17, 2024, Mr. Weitz, Mr. Gettinger and Mr. Small did not own any Shares.

Percentage:      0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Weitz, Mr. Gettinger and Mr. Small have not entered into any transactions in the Shares in the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 670656107	13D	Page 9 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

Item 6 is hereby amended to add the following:

On April 18, 2024, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit No.	Description

1	Joint Filing and Solicitation Agreement

CUSIP No. 670656107	13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 22, 2024

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott
Title: President and Chief Investment Officer

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND B-CONSERVATIVE BOND FUND

By:	/s/ Thomas Duffy
Name: Thomas Duffy
Title: Director

STEVEN C. WEITZ

By:	/s/ Steven C. Weitz
Name: Steven C. Weitz

TAYLOR GETTINGER

By:	/s/ Taylor Gettinger
Name: Taylor Gettinger

MAT SMALL

By:	/s/ Mat Small
Name: Mat Small

CUSIP No. 670656107	13D	Page 11 of 11 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	150 Shares
Thomas Michael Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel Lee Lippincott	President and Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	4,300 Shares
Brett David Gardner	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	1,275 Shares
Jodi Lee Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffith	Director	17 East Market Street, West Chester, Pennsylvania 19382	900 Shares
Carlos Manuel Yuste	Director	17 East Market Street, West Chester, Pennsylvania 19382	0 Shares

SCHEDULE B

Transactions in the Shares since the amended Schedule 13D filing on March 1, 2024

Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	44	$10.80	3/1/2024
Purchase of Common Stock	44,200	$10.82	3/4/2024
Purchase of Common Stock	29,571	$10.88	3/5/2024
Purchase of Common Stock	72,908	$10.88	3/6/2024
Purchase of Common Stock	119,015	$10.94	3/7/2024
Purchase of Common Stock	44,200	$10.97	3/8/2024
Purchase of Common Stock	1,900	$11.01	3/12/2024
Purchase of Common Stock	1,500	$11.09	3/13/2024
Purchase of Common Stock	1,500	$10.96	3/14/2024
Purchase of Common Stock	4,000	$10.99	3/25/2024
Sale of Common Stock	(50)	$10.90	3/27/2024
Purchase of Common Stock	3,561	$10.81	4/1/2024
Sale of Common Stock	(425)	$10.73	4/2/2024
Sale of Common Stock	(15,177)	$10.73	4/3/2024
Purchase of Common Stock	3,500	$10.79	4/4/2024
Purchase of Common Stock	1,000	$10.78	4/8/2024
Purchase of Common Stock	850	$10.68	4/10/2024
Purchase of Common Stock	4,418	$10.54	4/15/2024
Purchase of Common Stock	13,873	$10.49	4/16/2024
Purchase of Common Stock	5,857	$10.54	4/17/2024